Exhibit 12.1
LYONDELLBASELL INDUSTRIES N.V.
STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

	Successor			Predecessor
	For the Nine Months Ended				For the Year Ended
		May 1	May 1	January 1,
		through	through	through
	September 30,	December 31,	September 30,	April 30,	December 31,	December 31,	December 31,	December 31,
Millions of dollars, except ratio data	2011	2010	2010	2010	2009	2008	2007	2006
Income (loss) from continuing operations before income taxes	$3,498	$1,686	$1,096	$7,383	$(4,283)	$(8,191)	$940	$630
Deduct income (loss) from equity investments	183	86	56	84	(181)	38	162	130
Add distributions of earnings from equity investments	162	34	28	18	26	98	148	44

Earnings adjusted for equity investments.	3,477	1,634	1,068	7,317	(4,076)	(8,131)	926	544

Fixed charges:
Interest expense, gross	495	545	314	713	1,795	2,476	353	332
Portion of rentals representative of interest	68	56	43	35	104	183	24	17

Total fixed charges before capitalized interest	563	601	357	748	1,899	2,659	377	349
Capitalized interest	1	2	2	4	35	13	3	1

Total fixed charges including capitalized interest	564	603	359	752	1,934	2,672	380	350

Earnings before fixed charges	$4,041	$2,237	$1,427	$8,069	$(2,142)	$(5,459)	$1,306	$894

Ratio of earnings to fixed charges(a)	7.16	3.71	3.97	10.73	—	—	3.44	2.55

(a)	For the years 2009 and 2008, earnings were insufficient to cover fixed charges by $4,076 million and $8,131 million, respectively.